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Exhibit (a)(10)


FOR IMMEDIATE RELEASE
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Berkshire Hathaway Inc. Subsidiary Successfully Completes
Cash Tender Offer For Shares Of XTRA Corporation

Omaha, NE and Westport, CT (September 17, 2001) Berkshire Hathaway Inc. (NYSE:
BRK.A, BRK.B) and XTRA Corporation (NYSE: XTR) announced today successful completion of the cash tender offer by a subsidiary of Berkshire Hathaway for the outstanding shares of common stock of XTRA. The tender offer expired at 5:00 p.m., Eastern time, on Friday, September 14, 2001. Berkshire Hathaway, through its wholly owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by EquiServe Trust Company, N.A., the depositary for the tender offer, approximately 10.2 million shares of XTRA (including approximately 0.2 million shares tendered pursuant to guaranteed delivery procedures) were tendered to Berkshire Hathaway's subsidiary out of the approximately 10.5 million shares currently outstanding, or approximately 97.0% of all outstanding shares.

Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

As previously announced, Berkshire Hathaway will acquire the remaining XTRA shares in a merger in which each share of XTRA common stock will be converted to the right to receive $55.00 in cash and following which XTRA will become a wholly owned subsidiary of Berkshire Hathaway. Berkshire Hathaway and XTRA expect to consummate the merger as soon as practicable.

XTRA Corporation leases, primarily on an operating basis, over-the-road trailers, marine containers, and intermodal equipment, including intermodal trailers, chassis and domestic containers.

Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations about future events and are subject to risks, uncertainties, and assumptions about the companies' businesses, economic and market factors, and the industries in which the companies do business, among other things. Actual results could differ materially from those forecast in the forward-looking statements as a result of, among other things, acquisitions, the development of new products and services, the effect of competitive products and services, and general economic conditions.

FOR FURTHER INFORMATION CONTACT:

Berkshire Hathaway Inc.
     Marc D. Hamburg - (402) 346-1400

XTRA Corporation
     Stephanie L. Johnson - (203) 221-1005